Akanda corp.

1a, 1b Learoyd Road

New Romney TN28 8XU

United Kingdom

March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Akanda Corp. (the “Company”) Registration Statement on Form F-1
File No. 333-277182 (the “Registration Statement”)

Dear Ms. Sheppard:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00pm, Eastern time, on March 18, 2024, or as soon thereafter as practicable.

The Company understands that the staff of the U.S. Securities and Exchange Commission (the “Commission”) will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mr. Mark C. Lee of Rimon, P.C. at (916)603-3444. In addition, it would be greatly appreciated if you could please call Mr. Lee to notify him when the Registration Statement has been declared effective.

[Signature page follows]

Sincerely,

Akanda Corp.

By:	/s/ Katie Field
Katie Field
Interim Chief Executive Officer

cc:	Mark C. Lee, Esq., Rimon, P.C.
Sharagim Habibi, Esq., Gowling WLP (Canada) LLP